A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

FOR IMMEDIATE RELEASE

A-Power Receives RMB 68 million (US$ 10.2 million) Government Subsidy for Its Acquisition of Evatech

SHENYANG, China, January 19, 2011 /PRNewwire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) ("A-Power" or the "Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that it received a RMB 68.17 million (approximately US$ 10.2 million) cash subsidy on January 6, 2011 from the Liaoning Provincial Government in support for the Company’s acquisition in January 2010 of Evatech Co. Ltd. (“Evatech”), a designer and manufacturer of industrial equipment for liquid crystal displays, plasma display panels, and amorphous-silicon photovoltaic panels. Evatech is based in Japan.

A-Power’s acquisition of Evatech qualified the Company for certain subsidies that the Liaoning Provincial Government makes available for the acquisition of non-Chinese enterprises that have important technologies and patents. The subsidy is equivalent to approximately 20% of the total cost of the acquisition. The acquisition, completed in January 2010, was valued at US$ 49.9 million and was paid for with cash.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010 and acquired Hallys Corporation in May 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

Safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2009. The information set forth herein should be read in light of such risks. The Company assumes no obligation to update the information contained in this news release, except as required by law.

For more information, please contact:

A-Power Energy Generation Systems, Ltd.
Ben Ruan
Telephone: +1 626 898 2088
Email: ben@apowerenergy.com

Christensen
Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520 in Beijing
Email:  tmyers@ChristensenIR.com